Exhibit 4.70
English Translation of Chinese Language Document

Contract No.: QT220090217

EPC Contract For
 Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of
CEEG Nanjing Science and Technology Park

Party A: China Sunergy (Nanjing) Co. Ltd.
Party B: CEEG (Nanjing) Solar Research Institute Co., Ltd.

Table of Contents

1. Contract contents	3
2. Total contract price	3
3. Payment method	4
4. Project equipment and system requirements	4
5. Party A's responsibilities	5
6. Party B's responsibilities	5
7. Project progress and acceptance	6
8. Quality Guarantee	6
9. Quality Warranty, After-sale Service and Training	7
10. Liability for Breach of Contract	7
11. Force Majeure	8
12. Litigation	8
13. Miscellaneous	8

Buyer (Party A): China Sunergy (Nanjing) Co. Ltd.
Supplier (Party B): CEEG (Nanjing) Solar Research Institute Co., Ltd.
In accordance with the provisions of the Contract Law of the People's Republic of China and other relevant national laws and regulations, based on the specific situation of this project, China Sunergy (Nanjing) Co. Ltd. (hereinafter referred to as Party A), with its registered address at 123 Focheng West Road, Jiangning Economy & Technology Development Zone, Nanjing and CEEG (Nanjing) Solar Research Institute Co., Ltd. (hereinafter referred to as Party B), with its registered address at Shuige Road, Jiangning Economy & Technology Development Zone, Nanjing, reached an agreement on December 30, 2009 through friendly negotiation to conclude the following contract (this “Contract”) for mutual compliance and performance.

1. Contract contents
1.1 According to the terms of this Contract, Party A will buy certain equipments and the relevant services for the Multiple BIPV Photovoltaic Grid-Connected System Demonstration Project of CEEG Nanjing Science and Technology Park (hereinafter referred to as "Project") from Party B. The equipments to be supplied by Party B under this Contract are shown in Annex 4—Supply Checklist and Prices, and the acceptance standard shall comply with the relevant national standard.
1.2 Party B's design shall conform to the Ningjiankezi[2009] No.752 Document issued by Nanjing Municipal Construction Commission, Article 5 "The project shall be implemented in strict compliance with the existing national standards and the Technology Specification for Application of Integrated Solar Photovoltaic and Building System issued by Jiangsu Province. The design, construction, supervision and inspection units of the Project shall have necessary qualifications.”
1.3 Party B shall provide Party A with design scheme for grid-connected power generation system of the Project as well as the detailed construction drawing design and design institute's consulting service;
1.4 Party B shall provide Party A with grid-connected inverters, supports, foundation components, cables and other auxiliary parts required for the implementation of the Project;
1.5 Party B shall provide Party A with project design, construction, procurement, installation, system testing, acceptance, review (including preliminary review, final acceptance of construction and power procurement agreement, etc.) and after-sales service, etc.
1.6 Party B shall provide Party A with technical data in relation to the Project, and provide technical service for Party A's project acceptance or project application;
1.7 Party B shall provide Party A with the services of free repair or replacement of faulty parts occurring in the warranty period as stipulated in the Contract;
1.8 Party B shall provide Party A with five copies of complete data (including design drawings and effect drawings, etc.) for Party A's use, and at the same time Party B shall provide Party A with the complete electronic documents.
2. Total contract price
The total contract price is RMB thirty three million yuan only (RMB33,000,000.00) (See Annex 4 for the equipments, materials, models and quantities, etc.).The total price shall include the equipment costs, design expenses, field installation expenses, system testing expenses, management expenses, charges for transporting the equipment (materials) to the construction site (i.e. CEEG Nanjing Science and Technology Park), handling charges as well as insurance expenses, all taxes and dues stipulated by the government, labour costs and project application expenses, acceptance costs (excluding the acceptance of power connection system),wastage and profit, etc. Party A shall provide the modules. Party A shall send special persons to participate in Party B's bid negotiation and invitation. See Annex 4—Supply Checklist and Prices.

3. Payment method
Party A shall pay Party B the contract price according to the following method and percentage, and at the same time Party B shall provide the corresponding value added tax invoices.
3.1 The modules required for this project shall be provided by Party A. Within three working days after signing of the Contract, Party A shall pay Party B RMB nine million five hundred and eighty-eight thousand yuan only (RMB9,588,000) as advance payment of the Project;
3.2 Within five days after the first batch of products arrives at the site and then is unpacked for inspection and thus approved, Party A shall pay Party B RMB five million three hundred and ninety-two thousand yuan only (RMB5,392,000);
3.3 Payment upon acceptance
After the system testing is finished, Party B shall organize Party A to check and accept the system functions. Party B is responsible for all related reviews and examinations before final acceptance of the Project (including Department of Construction, Development and Reform Commission, environment, health, safety, fire control, power system and other related matters). Within two weeks after the Project is accepted by the Department of Construction and power system expert review group, Party A shall pay the remaining balance of RMB 1 million (RMB1,000,000).
4. Project equipment and system requirements
4.1 Delivery of equipment
Party B shall be responsible for transporting the equipment and technology data listed in Annex 4 to the construction site, and assume the obligations of warehousing, transport and insurance, etc. before that.
Party B must ensure that the equipment offered is brand-new equipment recognized by the power department. The entry of equipment into the site shall be signed by Party A's on-site project manager for confirmation.
4.2 Equipment packing
The equipment under this Contract shall be packed in the original factory, and Party B shall take protective measures to make the products arrive at the site safely according to characteristics of products. Any responsibility resulted from the rusting and damage arising from improper packing shall be assumed by Party B.
4.3 Equipment inspection
The equipment inspection shall be organized by Party B together with Party A's on-site project manager, and then both parties shall jointly sign an inspection certificate. If any equipment is determined as unqualified, Party B shall repair or replace the equipment in a timely manner until the equipment is qualified.
For the acceptance of equipment, the final acceptance and commissioning of the Project shall prevail.
4.4 System design
Party B must guarantee that the design of technology solution for the Project is reasonable and complies with the design requirements of photovoltaic grid-connected system and relevant national standards. Before the finalization of feasibility study report and design, Party B must gain the primary recognition from relevant government departments (including but not limited to those government departments responsible for construction, development and reform, power, planning, fire control and environmental protection, etc.);

4.5 System installation and calibration
Prior to system installation, Party B shall explain for the installation requirements in detail. See Annex 2 Design Scheme for more details.
4.6 System acceptance
See Article 7. Project progress and acceptance.
5. Party A's responsibilities
5.1 Party A shall send at least one person to hold the post of Party A's project manager, to be responsible for coordinating the problems that cannot be solved by Party B in the entire implementation process of the Project.
5.2 Party A shall be responsible for providing the cell panel modules for the Project, and assume the full responsibility for the quality of modules;
5.3 Party A is entitled to participate in the inspection and test of any equipment in the equipment manufacturing period. Party B shall provide active support, but Party A’s inspection and test shall not waive the responsibility that Party B shall assume according to the Contract.
6. Party B's responsibilities
6.1 Party B shall communicate with the design institute for the project design scheme and the construction drawing design scheme, provide the required technology data and carry out the communication and consultation with the design institute.
6.2 Party B shall be responsible for the construction, installation and maintenance of the Project, and ensure the reliable and stable operation of the system. Party B shall send at least one project manager to the construction site, to supervise the field schedule, construction quality and production safety, etc.
6.3 Party B shall be responsible for providing the technology data in relation to the Project to Party A, and provide technical support for applying for project subsidy and technical service for Party A's project acceptance or application;
6.4 Party B must guarantee that Party A will not receive any claims against it regarding infringement of patent, trademark and industrial design right from the third party for the reason of Party B. In case any third party makes such a claim, Party B must actively negotiate with this third party, to avoid or reduce the losses caused to Party A to the largest extent. Meanwhile, in case Party A suffers any losses resulted therefrom, Party B shall bear the responsibility of compensation for such losses.
6.5 When the products' specification, performance or quality fails to comply with the provisions of this Contract, Party B shall be responsible for maintenance, return or replacement of such products;
6.6 When Party B fails to deliver the products according to the quantity stipulated in the Contract, Party B shall make up the missing part if Party A requires for it and accept the product return of Party A does not require it. Party B shall bear the losses incurred from the return of products.
6.7 For any products defaults due to the inconformity with the provisions of the Contract in product packing, Party B shall be responsible for the repair or replacement of products, and bear the expenses incurred herein. If Party A incurs any losses from the delayed delivery resulted from the aforesaid reason, Party B shall bear the responsibility of compensation for such losses.

6.8 In case that the delivery of products is delayed not because of Party A or any force majeure and any losses are caused to Party A from such delayed delivery, Party B shall bear the responsibility of compensation for such losses.
6.9 The acceptance of Party B’s products shall not in whole or in part exempt Party B from the responsibility of ensuring that the products have no quality defects according to the Contract.
7. Project progress and acceptance
7.1 After the execution of this Contract, Party B shall organize the technical personnel to design drawings, arrange the production of inverters, and purchase the solar modules and cables and related equipment.
7.2 Party B shall conduct the construction, testing and acceptance of the Project according to the project schedule stipulated in the Contract. See Annex 3—Progress Schedule for more details.
7.3 Party A shall organize acceptance within one week from the date when Party B files application for acceptance. In case that the project is delayed or uncompleted for reasons of Party A, Party A shall bear the relevant responsibilities.
7.4 Party A shall be responsible for organizing acceptance, and Party B shall cooperate with Party A to finish the acceptance work (Department of construction, development and reform commission and departments of environment, health, safety, fire control and power, etc.) Party B shall ensure the normal operation of the system during such period. In case any defect occurs, Party B must reorganize acceptance after eliminating the defect.
7.5 The acceptance items shall include all engineering data as well as system's schematic diagram, detailed construction drawing, system's operation instruction and maintenance instruction, etc. Party B shall provide all kinds of data required by Party A.
8. Quality Guarantee
8.1 Party B shall produce and inspect the products in strict compliance with this Contract to guarantee that the quality, model, specification and performance of products are in conformity with the Contract, and guarantee the products are brand new and unused.
8.2 During the installation of equipment, in case the accessories are damaged or the quality thereof is inconsistent with the requirements of the Contract, Party B shall be responsible for replacing such accessories and assume relevant responsibilities.
8.3 After Party B’s equipment is correctly installed, used and maintained, it shall achieve a satisfactory effect within its service life.
8.4 The equipment shall be subject to quality acceptance according to the quality standards specified herein and relevant national and Jiangsu Province’s acceptance specifications. Party B shall be responsible for making the system pass the inspection, testing and final acceptance of relevant departments (including the review matters regarding the project, such as review by department of construction, review by development and reform commission, health and safety review and fire fighting review), and assisting Party A in passing the final acceptance by the construction committee and power department.
8.5 Party B shall, within the warranty period of goods, be responsible for any defects or faults arising from the deficiency on design, workmanship or materials, and for the maintenance service. However, Party B shall coordinate Party A to solve the problems caused due to improper use or custody by Party A at the cost of Party A.

9. Quality Warranty, After-sale Service and Training
9.1 Party B shall, upon the final acceptance of the project, provide Party A with the Quality Warranty Certificate in a timely manner, which specifies that Party B shall be responsible for free maintenance of the equipment within 1 years from the date of final acceptance of the entire project, including the arrangement of semiannual maintenance and annual maintenance, inspection contents and technical requirements; and shall attach the three-year maintenance scheme upon expiry of the free maintenance period.
9.2 During the warranty period, Party B shall, within 24 hours upon receipt of Party A’s repair notice, settle the dispatch of maintenance personnel and the arrival time to the site according to the requirements of Annex 1 hereto; otherwise, Party A shall be entitled to organize the repair by itself at the cost of Party B.
9.3 If there is any quality defects of products during the warranty period, Party B shall investigate the reasons. For quality defects arising from Party B’s reasons, Party B shall conduct maintenance or replacement at its own cost.
9.4 The cost incurred from the investigation of the above-mentioned quality defects shall be born by the responsible party upon finding out the reason of defects.
9.5 The format and content of the Quality Warranty Certificate are specified in Annex 1 hereto, and the Quality Warranty Certificate signed upon the final acceptance of the project shall not substantially conflict with Annex 1.
9.6 Main contents of the Quality Warranty Certificate: (see Annex 1 Quality Warranty Certificate and its contents)
9.6.1 Scope and contents of quality warranty;
9.6.2 Quality warranty period;
9.6.3 Quality warranty responsibility;
9.7 Upon expiry of the warranty period, if there is any fault of equipment, Party B shall actively assist in replacing the accessories at the price specified in the Contract.
9.8 After-sale service
9.8.1 All products must be accompanied with a product quality certificate supplied by the original equipment supplier.
9.8.2 For the faults of any key system equipment, the response time of any emergency fault shall be less than 60 minutes. For the equipment that fails to be repaired in a timely manner, Party B shall provide the standby equipment (within 24 hours).
9.9 Training requirements
9.9.1 Party A’s professional personnel shall receive the technical training to be familiar with the system operating environment and have a solid understanding to the performance and use method of the equipment. At the same time, Party B shall prepare the power distribution mimic diagrams and stick them on the wall as required by Party A.
9.9.2 The training time and date must be arranged upon execution of the contract. The field training shall be carried out upon completion of the system.
9.9.3 Contents of field training: operation and maintenance of photovoltaic grid-connected system.
10. Liability of Breach of Contract
10.1 In case Party A rejects to accept the equipment or refuses the make payment of the contract price without reasonable basis, it shall pay Party B the entire amount of the Contract.

10.2 For the defects arising from the equipment, manufacturing quality and materials supplied by Party B, Party B shall be responsible for the maintenance or replacement of damaged parts for free.
11. Force Majeure
Force majeure refers to explosion, fire, earthquake and other disasters caused due to war, turmoil, falling of flying objects or by any party other than the parties hereto. Any party hereto, if failing to perform the Contract in whole or in part due to force majeure, shall immediately notify the other party of the reasons of such failure of performance and may be, wholly or partially, excepted from the obligations to the other party upon obtaining the certificate of relevant department.
12. Litigation
Any litigation arising from the disputes over the Contract may be filed to the people’s court where Party A is located.
13. Miscellaneous
13.1 For matters not mentioned herein, a supplementary agreement may be concluded through negotiation by the parties.
13.2 The supplementary agreement and annexes hereto shall have the same legal effect as the Contract.
13.3 The Contract is made in from counterparts, two for each party, all of which shall have the equal effect.

Party A: China Sunergy (Nanjing) Co. Ltd. /s/	Party B: CEEG (Nanjing) Solar Research Institute Co., Ltd. /s/

Address.: 123 Focheng West Road, Jiangning Economy & Technology Development Zone, Nanjing City	Address.: 6 Shuige Road, Jiangning Economy & Technology Development Zone, Nanjing City
Legal representative: Tingxiu Lu	Legal representative: Ronggui Sun
Entrusted agent:	Entrusted agent:
Tel.:	Tel.:

Account name: China Sunergy (Nanjing) Co. Ltd.	Account name: CEEG (Nanjing) Solar Research Institute Co., Ltd.
Bank name: China Merchants Bank, Jiangning Sub-Branch	Bank name: Industrial and Commercial Bank of China, Jiangning Economy & Technology Development Zone Sub-Branch
Account No.: 078002380175610001	Account No.: 4301021109100122068
Post code: 211100	Post code: 211153
Date of signing: December 29, 2009	Date of signing: December 29, 2009